Exhibit 99.1

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692,

Israel

October 3, 2007

Dear Shareholder:

        You are cordially invited to attend an Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), scheduled to be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on November 7, 2007 at 3:00 p.m. Israel local time.

        As described in the accompanying Notice of the Annual General Meeting of Shareholders and Proxy Statement, shareholders will be asked to: (1) approve and ratify the re-appointment of independent auditors for the Company’s 2007 fiscal year and an additional period until the next Annual General Meeting, (2) re-elect Dr. Shimon Eckhouse, as a Class III director whose current term expires at the meeting, (3) re-elect Dr. Michael Anghel and Mr. Dan Suesskind as external directors of the Company whose current term expires in November 2007, (4) approve non-executive and external director compensation and option grants , (5) approve and ratify the terms of the amended employment agreement with Mr. David Schlachet, a director of the Company,(6) approve and ratify the purchase of a D&O insurance coverage, (7) amend the company’s Articles of Association to allow indemnification to the fullest extent allowed by the Third Amendment to the Companies Law and to authorize the Company to enter into amended and restated undertakings with the Company’s office holders, reflecting such amendment to the Articles of Association, and (8) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

        Your vote is very important, regardless of the number of shares you own. I urge you to vote your proxy as soon as possible. Whether or not you plan to attend the Annual General Meeting in person, I urge you to sign, date and promptly return the enclosed proxy card in the accompanying postage prepaid envelope. Even if you have previously returned your proxy card, you may, of course, attend the Annual General Meeting in person, withdraw your proxy and vote personally on any matters properly brought before the meeting.

        On behalf of the Board of Directors and all of the employees of the Company, I wish to thank you for your continued support of the Company.

Sincerely yours,

Dr. Shimon Eckhouse
Chairman of the Board

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on November 7, 2007

        The Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), will be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on November 7, 2007 at 3:00 p.m. Israel local time, subject to adjournment or postponement by the Board of Directors, for the following purposes:

1. approve and ratify the re-appointment of independent auditors for the Company’s 2007 fiscal year and an additional period until the next Annual General Meeting;

2. re-elect Dr. Shimon Eckhouse, as a Class III director whose current term expires at the meeting;

3. re-elect Dr. Michael Anghel and Mr. Dan Suesskind as external directors of the Company whose current term expires in November 2007;

4. approve non-executive and external director compensation and option grants;

5. approve and ratify the terms of the amended employment agreement with Mr. David Schlachet, a director of the Company;

6. approve and ratify the purchase of a D&O insurance coverage;

7. amend the company’s Articles of Association to allow indemnification to the fullest extent allowed by the Third Amendment to the Companies Law and to authorize the Company to enter into amended and restated undertakings with the Company’s office holders, reflecting such amendment to the Articles of Association; and

8. approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

The Company will also lay before the meeting the financial statements of the Company for the fiscal year ended December 31, 2006 pursuant to the provisions of the Israeli Companies Law 1999 (the “Companies Law”). These financial statements are also available on the Company’s web site: http://www.syneron.com.

        Only holders of record of ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”) on September 28, 2007, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournment or postponement thereof.

        In order to constitute a quorum for the conduct of business at the General Meeting, it is necessary that at least two shareholders holding 40% or more of the voting rights in the Company be present in person or be represented by proxy. Your attention is called to the accompanying proxy statement. To assure your representation at the Annual General Meeting, please date, sign and mail the enclosed proxy, for which a return envelope is provided. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

By order of the Board of Directors,

Fabian Tenenbaum
Chief Financial Officer

Yokneam Illit, Israel
October 3, 2007

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY.

If you have any questions, or have any difficulty voting your shares, please contact
Fabian Tenenbaum, Chief Financial Officer at +972 (73) 244-2329.

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692, Israel

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
November 7, 2007

INTRODUCTION

        This proxy statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Syneron Medical Ltd., an Israeli corporation (the “Company”), of proxies for use at the Annual General Meeting of shareholders of the Company scheduled to be held at the offices of the Company located at Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on November 7, 2007 at 3:00 p.m. Israel local time, and at any and all postponements and adjournments thereof.

INFORMATION REGARDING VOTING AT THE ANNUAL GENERAL MEETING

General

        At the Annual General Meeting, the shareholders of the Company are being asked to consider and to: (1) approve and ratify the re-appointment of independent auditors for the Company’s 2007 fiscal year and an additional period until the next Annual General Meeting, (2) re-elect Dr. Shimon Eckhouse, as a Class III director whose current term expires at the meeting, (3) re-elect Dr. Michael Anghel and Mr. Dan Suesskind as external directors of the Company whose current term expires in November 2007, (4) approve non-executive and external director compensation and option grants, (5) approve and ratify the terms of the amended employment agreement with Mr. David Schlachet, a director of the Company, (6) approve and ratify the purchase of a D&O insurance coverage, (7) amend the company’s Articles of Association to allow indemnification to the fullest extent allowed by the Third Amendment to the Companies Law and to authorize the Company to enter into amended and restated undertakings with the Company’s office holders, reflecting such amendment to the Articles of Association, and (8) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

        Shares represented by properly executed proxies received by the Company will be voted at the Annual General Meeting in the manner specified therein or, if no instructions are marked on the proxy card, FOR each of the proposals listed in this proxy statement. Although management does not know of any other matter to be acted upon at the Annual General Meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the proxy card in accordance with their respective best judgment with respect to any other matters that may properly come before the Annual General Meeting.

        The approximate date on which this proxy statement and the enclosed proxy card are first being sent to shareholders is October 3, 2007.

Principal Executive Office

        The mailing address of the principal executive offices of the Company is Tavor Building, 3rd floor, Yokneam Industrial Zone, P.O. Box 550, Yokneam Illit, 20692, Israel, and our telephone number there is +972 (73) 244-2329.

Record Date and Voting

        September 28, 2007 has been set as the record date for the Annual General Meeting. Only shareholders of record on September 28, 2007, will be entitled to notice of and to vote at the Annual General Meeting. On September 20, 2007, 27,805,389 ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary shares”), were outstanding (excluding treasury shares). Each outstanding Ordinary Share is entitled to one vote on each matter to be voted on at the Annual General Meeting.

        The presence, in person or by proxy, of at least two shareholders holding at least 40% or more of the voting power of the shares issued and outstanding and entitled to vote is necessary to constitute a quorum at the Annual General Meeting. If within half an hour from the time appointed there are not sufficient votes for a quorum, the Annual General Meeting will be adjourned by 7 days to November 14, 2007 at 3:00 p.m. Israel local time, in order to permit the further solicitation of proxies. At such adjourned meeting the necessary quorum for the business for which the original meeting was called shall be one shareholder holding any number of shares.

        Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business. Resolutions are passed by a majority of the votes cast, and therefore votes that are withheld and broker non-votes will be excluded entirely from the vote and will have no effect.

        Shareholders should complete and return the proxy card as soon as possible. To be valid, the proxy card must be completed in accordance with the instructions on it and received by no later than 3:00 p.m., Israel local time, on November 5, 2007.

        Shareholders wishing to express their position on an agenda item for the Annual General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Fabian Tenenbaum, at Tavor Building, Yokneam Industrial Zone, Yokneam Illit 20692, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission on Form 6-K. Position Statements should be submitted to the Company no later than October 8, 2007.

Revocation of Proxies

        Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised. A proxy may be revoked by delivering to the Chairman of the Board of Directors of the Company, prior to the commencement of the Annual General Meeting, either a written notice of revocation or a duly executed proxy bearing a later date at the address set forth above.

Solicitation

        The Company is making this solicitation, and the cost of preparing, assembling and mailing the Notice of Annual General Meeting of Shareholders, this Proxy Statement and the enclosed proxy card will be paid by the Company. Following the mailing of this proxy statement, directors, officers and other employees of the Company may solicit proxies by mail, telephone, e-mail or in person. These persons will receive no additional compensation for these services. Brokerage houses and other nominees, fiduciaries and custodians nominally holding shares of Ordinary shares of record will be requested to forward proxy soliciting material to the beneficial owners of such shares and we will reimburse such persons for their reasonable expenses so incurred.

        AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL NO. 1

APPROVE AND RATIFY THE RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR
THE COMPANY’S 2007 FISCAL YEAR AND AN ADDITIONAL PERIOD UNTIL THE NEXT
ANNUAL GENERAL MEETING

        In accordance with the Companies Law, the Company’s shareholders have the authority to appoint the Company’s independent auditors. At the meeting, shareholders will be asked to approve and ratify the re-appointment of the independent registered public accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s 2007 fiscal year ending December 31, 2007 and an additional period until the next Annual General Meeting.

        Under the Company’s Articles of Association, the Board of Directors (or a committee of the Board of Directors, if such determination was delegated to a committee) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Audit Committee is required under the corporate governance rules of the Nasdaq Global Market. In order to comply with both applicable laws, the Company has adopted a policy in which the Audit Committee approves the fees and thereafter the Board of Directors approves the fees.

        Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Board Recommendation and Required Vote

        The Board of Directors recommends that you vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s 2007 fiscal year ending December 31, 2007 and an additional period until the next Annual General Meeting.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

PROPOSAL NO. 2

RE-ELECT DR. SHIMON ECKHOUSE AS A CLASS III DIRECTOR

        According to the Company’s Articles of Association, the directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote (except for the external directors who are elected according to the provisions of the Israeli Companies Law 1999 (the “Companies Law”)). At every Annual General Meeting a class of directors is elected, so that the regular term of only one class of directors expires annually. At this Annual General Meeting, the term of the third class, consisting of Dr. Shimon Eckhouse, will expire.

        The Nomination Committee and the Board of Directors have recommended to re-elect Dr. Shimon Eckhouse, Chairman of the Board of Directors, as a Class III director for an additional three-year term.

        Dr. Shimon Eckhouse has served as the chairman of our Board of Directors since May 2004. Dr. Eckhouse is the chairman of OrSense Ltd., CardioDex Ltd., NanoCyte Ltd., Navotech Medical Technologies Ltd., Ventor Medical Technologies Ltd., Tulip Medical Technologies Ltd. and ColorChip Ltd., and a director of WideMed Ltd., and Matteris Ltd. Dr. Eckhouse was a co-founder of ColorChip and served as its active chairman from 2003 to January 2004 and as its chief executive officer from 2001 to 2003. Dr. Eckhouse was the chairman and chief executive officer of ESC Medical Systems from its inception in 1992 until 1999. Prior to founding ESC Medical Systems, Dr. Eckhouse was head of product development and technical director at Maxwell Technologies in San Diego, California. Before that, Dr. Eckhouse was a scientist, team leader and head of a department in Rafael, Armament Development Authority of Israel and was active in various areas of research and development, including lasers and electro-optics. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine. He has more than 20 registered patents and published more than 50 papers in leading reference journals and conferences. He is also a member of the Board of Directors of the Technion Israeli Institute of Technology. Dr. Eckhouse is the uncle of Amit Meridor, our Vice President of Sales.

        The Company has been advised by Dr. Shimon Eckhouse that he is willing to be named as a director nominee herein and is willing to serve as a director if elected. However, if the nominee should be unable to serve as a director, the enclosed proxy will be FOR a substitute nominee selected by the Board of Directors.

        The shareholders have previously approved, in the 2005 Annual General Meeting, that the Company retain Dr. Shimon Eckhouse through a company controlled by Dr. Eckhouse (the “Management Company”). The shareholders also approved the grant of options to purchase 100,000 Ordinary Shares to Dr. Eckhouse or the Management Company. In addition, in the 2006 Annual General Meeting, the shareholders approved an increase in the scope of service between the Company and the Management Company (the “Increase of Scope of Service”) and a corresponding adjustment of the fee paid to the Management Company due to the Increase of Scope of Service as follows:

Scope of Service	The scope of service will be increased from 60% of a full time position to 80% of a full time position.

Fee	The Management Company shall be entitled to a monthly retainer of a gross sum of US$20,750 plus VAT (reflecting a proportional increase to the Increase of Scope of Service).

Board Recommendation and Required Vote

        The Board of Directors recommends that you vote FOR the re-election of Dr. Eckhouse.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolutions.

PROPOSAL NO. 3

RE-ELECT DR. MICHAEL ANGHEL AND MR. DAN SUESSKIND AS EXTERNAL
DIRECTORS OF THE COMPANY

        Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors ("External Directors") to serve on their Board of Directors. The Audit Committee must include all External Directors among its members.

        The Companies Law requires that External Directors be elected by a simple majority of votes, provided that one of the following shall apply: (i) the majority of votes shall include at least one third of all the votes of shareholders who are not the controlling shareholders of the Company (or any party acting on their behalf) and who participate in the voting; abstaining votes shall not be taken into account in calculating the total votes of these shareholders; or (ii) the total number of opposing votes from such shareholders shall not exceed one percent of the total voting rights in the Company.

        The Companies Law provides for an initial three-year term for an External Director, which may be extended for one additional three-year term and for additional terms, in the case of public companies whose shares are listed on a non-Israeli exchange such as our Company, under certain circumstances. External Directors may be removed only by the same special majority required for their election or by a court, and then only if the External Directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. If we have fewer than two External Directors, our Board of Directors is required under the Companies Law to call a shareholders' meeting to appoint a new External Director.

        At the General Meeting, it is proposed that the re-election of Dr. Michael Anghel and Mr. Dan Suesskind as External Directors be considered and voted upon. Their terms would be for three years, expiring on November 6, 2010.

        Dr. Michael Anghel. Dr. Anghel has served as a director since November 2004. Since 2004, Dr. Anghel has served as the President and CEO of Israel Discount Capital Markets & Investments Corp., a subsidiary of Israel Discount Bank. From 2000 to 2004, Dr. Anghel served as the chief executive officer of CAP Ventures, an operating venture capital company he founded that invest in and establish various information technology and communications enterprises. Since 1980, Dr. Anghel has been directly involved in founding, managing and directing a variety of industrial, technology and financial enterprises. Dr. Anghel also served as a director of major publicly listed corporations and a number of financial institutions and providence funds. Dr. Anghel is currently a director of: ECI Telecom Ltd., Scopus Video Networks Ltd. and Partner Communications Co. Ltd. From 1969 to 1977, Dr. Anghel was a full-time member of the faculty of the Graduate School of Business at Tel-Aviv University teaching in the areas of finance and corporate strategy. Dr. Anghel serves currently as the chairman of the university's Executive Program. Dr. Anghel received his B.A. in Economics from the Hebrew University in 1960, an M.B.A. in 1964, and a Ph.D. in 1969 from Columbia University.

        Dan Suesskind. Mr. Suesskind has served as a director since November 2004. Mr. Suesskind has held numerous positions with Teva Pharmaceutical Industries Ltd. since 1977, including as a director, from 1981 until 2001, and chief financial officer since 1978. From 1970 until 1976, Mr. Suesskind was a consultant and securities analyst with I.C. International Consultants Ltd. Mr. Suesskind is a member of the Jerusalem Foundation, Investment Advisory Committee, Board of Trustees of Hebrew University, a Board member of Ness Technologies and a Board member of Migdal Insurance Company Ltd. Mr. Suesskind was a Board member of First International Bank, ESC and Lanoptics. Mr. Suesskind received his B.A. in Economics and Political Science from the Hebrew University in 1965, a certificate in Business Administration from the Hebrew University in 1967, and an M.B.A. from the University of Massachusetts in 1969.

Board Recommendation and Required Vote

        The Board of Directors recommends that you vote FOR the re-election of Dr. Michael Anghel and Mr. Dan Suesskind as External Directors of the Company.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolutions, provided that one of the following shall apply: (i) the majority of votes shall include at least one third of all the votes of shareholders who are not the controlling shareholders of the Company (or any party acting on their behalf) and who participate in the voting; abstaining votes shall not be taken into account in calculating the total votes of these shareholders; or (ii) the total number of opposing votes from such shareholders shall not exceed one percent of the total voting rights in the Company.

PROPOSAL NO. 4

APPROVE NON-EXECUTIVE AND EXTERNAL DIRECTOR COMPENSATION AND
OPTION GRANTS

        It is proposed to approve the following compensation package to non-executive directors and External Directors:

—	A Board of Directors or committee meeting participation fee of $1,000. Participation via conference call shall entitle the director to 50% of the participation fee.

—	An annual fee of $20,000.

—	An annual grant of 13,150 options or 4,385 restricted share units during the term of service by the director per each full year of service as a member of the Board of Directors and its committees. The exercise price and other terms shall be determined by the Compensation Committee in each such annual grant and such additional terms as provided in the Company's incentive stock option plan that is then in effect.

—	The directors shall be entitled to reimbursement of out of pocket expenses as provided by applicable laws and the Company's policy.

Board Recommendation and Required Vote

        The Board of Directors, in light of the recommendations of the Compensation Committee and the Audit Committee, recommends that you vote FOR the approval of the non-executive and External Director compensation package.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

PROPOSAL NO. 5

APPROVE AND RATIFY THE TERMS OF THE AMENDED EMPLOYMENT AGREEMENT
WITH MR. DAVID SCHLACHET, A DIRECTOR OF THE COMPANY

        On May 14, 2007, the Board of Directors elected Mr. David Schlachet to fill a vacancy and serve as a Class I director. Mr. Schlachet's term will expire at the 2008 Annual General Meeting. Under the Companies Law, a transaction concerning compensation of a director in any capacity must be approved by the Company's Audit Committee, Board of Directors and the Company's shareholders. Until May 14, 2007, Mr. Schlachet served as the Chief Executive Officer of the Company pursuant to a written employment agreement with the Company. Per the recommendation of the Compensation Committee, Audit Committee and the Board of Directors, it is proposed to amend that agreement to limit the scope of services provided by Mr. Schlachet to the Company and to approve a corresponding adjustment to the fee paid to Mr. Schlachet as consideration for such services, as set forth below:

Scope of Service:	Mr. Schlachet will provide services to the Company one day per week.

Fee	$4,000/month beginning on September 1, 2007.

Retirement Bonus	$100,000 paid on September 1, 2007.

Options	8,000 fully vested options per each full year of service as a member of the Board of Directors.

Extend the exercise period for all outstanding options for 90 days after Mr. Schlachet ceases to serve as a director.

Additional Benefits	Standard health and social benefits, as per existing employment agreement.

Board Recommendation and Required Vote

        The Board of Directors recommends that you vote FOR the approval of the abovementioned amendment to the employment agreement with Mr. Schlachet to limit the scope of services provided by him and a corresponding adjustment to the fee paid to him for such services.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

PROPOSAL NO. 6

APPROVE AND RATIFY THE PURCHASE OF A D&O INSURANCE POLICY

Background

        We have recently renewed the Directors and Officers (D&O) insurance policy. Such policy covers, as the previous insurance policy, a total liability of $30 million. The annual premium to be paid by the Company with respect to such insurance policy is approximately $245,000 (approximately 30% less than the premium paid by the Company for the same coverage in previous years).

        The Company wishes to seek the approval of the shareholders at the Annual General Meeting for the renewal of the D&O coverage.

Board Recommendation and Required Vote

        The Board of Directors, in light of the recommendation of the Audit Committee, recommends that you vote FOR the approval and ratification of the purchase of the D&O insurance policy.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

PROPOSAL NO. 7

AMEND THE COMPANY’S ARTICLES OF ASSOCIATION TO ALLOW
INDEMNIFICATION TO THE FULLEST EXTENT ALLOWED BY THE THIRD
AMENDMENT TO THE COMPANIES LAW AND TO AUTHORIZE THE COMPANY TO
ENTER INTO AMENDED AND RESTATED UNDERTAKINGS WITH THE COMPANY’S
OFFICE HOLDERS, REFLECTING SUCH AMENDMENT TO THE ARTICLES OF
ASSOCIATION

Background

        Under the Companies Law, an “Office Holder” is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, any other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title.

        According to the Companies Law, a company may indemnify an Office Holder against monetary liability incurred in his or her capacity as an Office Holder, whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court. A company also may indemnify an Office Holder against reasonable litigation expenses including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in proceedings instituted against him or her by the company, on its behalf or by a third-party, in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent.

        The Companies Law was amended in March 2005 to allow also for additional reimbursement of expenses, if such reimbursement is set forth in the articles of association of a company. Pursuant to this amendment, reasonable legal fees, including attorneys fees, incurred by an Office Holder in an investigatory proceeding or other proceeding filed by a governmental authority, which has terminated without the filing of criminal charges and without imposing a fine, or with imposing a fine in lieu of a criminal charge which does not require proof of criminal intent, would be allowed as an expense that could be reimbursed by the Company. The Third Amendment to the Companies Law has revised, in addition, the restrictions applicable to companies’ undertakings to indemnify office holders.

        At the 2006 Annual General Meeting, the Company’s Articles of Association were amended in order to permit the indemnification allowed by the Third Amendment to the Companies Law. However, that amendment was not sufficient to allow for indemnification to the fullest extent allowed by the Third Amendment to the Companies Law and has not incorporated all the new restrictions imposed by the Third Amendment to the Companies Law.

        Accordingly, the Audit Committee and Board of Directors have recently resolved that the Company should undertake to indemnify the Company’s Office Holders to the fullest extent allowed by the Third Amendment to the Companies Law and to further amend the Company’s Articles of Association to be consistent with the requirements of the Third Amendment to the Companies Law. Appendix A to this Proxy Statements shows the proposed amendments to the Section “Insurance, Exculpation, and Indemnity” of the Company’s Articles of Association.

        In view of the above, the Company wishes to seek the approval of the shareholders at the Annual General Meeting for the amendment of our Articles of Association and the amendment of our indemnification undertakings towards our Office Holders.

Board Recommendation and Required Vote

        The Board of Directors recommends that you vote FOR the amendment to the Articles of Association as set out in Appendix A to this Proxy Statement, and approve and authorize the Company to enter into amended and restated undertakings with the Company’s Office Holders, reflecting such amendment to the Articles of Association.

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Appendix A

INSURANCE, EXCULPATION, AND INDEMNITY

65.	The Company may insure the liability of an Office Holder, subject to the following provisions and the restrictions as set out in The Law.

The Company may enter into a contract to insure the liability of an Office Holder for liabilities imposed on him/her in consequence of an act performed in his/her capacity as an Office Holder, in any of the following cases:

(a) a breach of the duty of care to the Company or to another person;

(b) a breach of the duty of loyalty to the Company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

(c) a monetary obligation imposed on him in favor of another person.

(d) any other act which is insurable under the Law.

(e) If the insurance contract includes coverage for the company in addition to the coverage of the Office Holders, then the Office Holders shall have priority over the Company regarding receipt of insurance benefits under such contract.

66.	The Company may indemnify an Office Holder, subject to the following provisions of this Article 66.

66.1	The Company may undertake to indemnify an Office Holder for future obligation or expense imposed on him/her in consequence of an act done in his/her capacity as an Office Holder therein, as specified below:

(a) a monetary obligation imposed on him/her in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement or arbitrator’s award;

(b) reasonable legal fees, incurred by an Office Holder or which he is ordered to pay by a court, in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal charge of which he is acquitted, or in a criminal charge of which he is convicted of an offence that does not require proof of criminal intent.

(c) ~~reasonable legal fees, including attorneys fees, incurred by an Office Holder in an investigatory proceeding or other proceeding filed by a governmental authority, which has terminated without the filing of criminal charges and without imposing a fine, or with imposing a fine in lieu of a criminal charge which does not require proof of criminal intent. The termination of a~~ Reasonable litigation expenses, including legal fees, incurred as a consequence of an investigation or proceedings carried out against the Office Holder by an authorized body and which concluded without the filing of an indictment against the Office Holder and without imposing any financial liability on the Office Holder as an alternative to criminal proceedings, or which ended without the filing of an indictment against the Office Holder but with the imposition of financial liability as an alternative to criminal proceedings, in an offense where criminal intent is not required. (In this section “completion of proceedings without the filing of ~~criminal charge~~an indictment in a matter in which a criminal ~~investigations was initiated – means the closing of such file in accordance with Section 62 to the Criminal Procedure Act [Combined Version], 1982 (in this article the “Criminal Procedure Act”), or the stay of proceedings by the attorney general in accordance to section 231 of the Criminal Procedure.~~investigation was instigated” and “a financial liability as an alternative to criminal proceedings” – is pursuant to the definitions given in Section 260(a)(1a) of the Companies Law, as amended from time to time).

 ~~“imposing a fine in lieu of a criminal charge” – a fine imposed in accordance with the law in lieu of a criminal procedure, including an administrative fine according to the Administrative Offense Law, 1985, a fine on offense that was determined as a fine offense in accordance with the Criminal Procedure Act, or fine.~~

(d) any other obligation or expense which is allowable according to the Law.

66.2	The Company may undertake in advance to indemnify an Office Holder for obligation and expenses as set forth below

(a) for obligations and expenses as set out in Article 66.1(a) above, provided that such undertaking is limited to ~~types of~~ events which in the Boards’ opinion are foreseeable at the time of providing the indemnity undertaking in view of the Company’s activities at that time, and in such amount and/or criteria as the Board deems foreseeable in view of the Company’s activities at the that time and the undertaking instrument shall such events, sums and criteria will be detailed.

(b) for obligations and expenses as set out in Articles 66.1(b) – 66.1(d) inclusive.

66.3	Without prejudice to the aforesaid provisions, the Company may retroactively indemnify an Office Holder, for events specified in Article 66.1 above, beyond the limits set forth in Article 66.2 above.

67.	The Company may waive any claim against an Office Holder in advance ~~and~~ for all or any of his liability for damage in consequence of a breach of his duty of care to the Company. Such wavier in advance shall not apply to breach of duty of care in a Distribution.

68.	To the extent not prohibited by the Statutes, the term “in consequence of an act performed in his capacity as an Office Holder” as used above, shall include an act performed as an office holder in any subsidiary or affiliate of the Company to which such Office Holder was appointed by the Company.

69.	The above provisions with regard to insurance, exculpation and indemnification shall not limit the Company with regard to its entering into an insurance contract and/or with regard to indemnity and/or with regard to exculpation:

(a)	in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, who are not Office Holders therein;
(b)	in connection with Office Holders of the Company – to the extent that the insurance and/or waiver and/or indemnification are not expressly prohibited by The Law.

69A	The provisions of Articles 65 – 68 shall not apply in the following cases: (a) breach of the duty of loyalty to the Company, unless the Office Holder acted in good faith and had reasonable foundation for presuming that the act would not harm the Company; (b) breach of a duty of care committed intentionally or recklessly; (c) act done with intent to make unlawful personal profit; or (d) fine or forfeit imposed upon the Office Holder, except for a conviction in a felony which does not require criminal intent.